CONSOCIATE
Marketing. Media. Management.

BIOLIFE3D

AGREEMENT ADDENDUM – MARCH 24, 2017

BRAND STRATEGY ($3250)

Every brand has a story. Every brand has a mission.

But every brand - whether in the market for decades or emerging as a leader in the bio-tech space - needs to develop its voice, its message, its strategy.

Consociate Media aims to develop BIOLIFE3D's brand strategy. This process will include working BIOLIFE3D's leadership and key stakeholders to craft the core values associated with the brand (which will touch every element of BIOLIFE3D's marketing and communications efforts and act as the anchor for all it does), develop its messaging (which will later translate into website copy, copywriting for marketing and investor materials, press kit/outreach, social media positioning) and its key strategic goals (which will include later work in the marketing plan development, mediums used to share the story and key performance indicators).

Deliverables in the Brand Strategy category include the following:

- Discovery session(s) and interviews
- Mission and vision statement
- Values and capabilities statement
- Tagline
- Core messaging to be used in all marketing mediums, including to investors and media
- Boilerplate (this is the organization's written elevator speech that is used in press releases, press room and other documents. It, too, can evolve over

time but the foundation of the boilerplate needs to be developed during this strategy phase.)

Please note that a brand strategy is a living thing. It is not a "set it and forget it" endeavor. Once developed, it will be reviewed constantly and updated / molded as the execution phase begins to garner data and best practices.

Of note, Consociate Media involves its team in brand strategy development as this foundational piece helps inform all other work from web to creative direction to execution of a marketing plan. The Consociate Media team is comprised of its CEO (strategist and writer), COO (business executive background with keen eye on metrics and key performance indicators), Graphic Designer and Web Designer. This strategy session would include CEO and team member on site with BIOLIFE3D with the remaining team present via Skype / GoTo Meeting.

VISUAL IDENTITY ($2750)

With a brand strategy, core values and strategic direction in place, Consociate Media will translate the idea of the brand, the essence of the brand, into a look. A feel. This will include the following elements:

- Logo design enhancements and visual guidelines for its use
- Brand stationery, letterhead, business cards
- Development of logos for social media platforms

PHOTOGRAPHY & VIDEOGRAPHY ($2850)

We speak visual. And so does the world. To effectively tell the story of BIOLIFE3D, Consociate Media will creative direct a photoshoot with key stakeholders of BIOLIFE3D, products and process and people to help show/tell the story of BIOLIFE3D. The creative direction will include ensuring the video and photo team capture the images that are needed for marketing materials, web site and any communications efforts. It will further include coordination between all the visual teams to ensure all efforts remain aligned with the overall brand strategy and visual identity.

Imagery helps anchor website design, marketing collateral design, social media marketing, press outreach and more.

This effort will ensure the proper photography is taken to align with the core messaging and that imagery is suitable for all uses (web, print materials, presentations, social media, email marketing, digital advertising, etc).

Consociate Media will also provide guidance and help storyboard the core video (and subsequent shorts videos for use on social media and other platforms), craft the script, ensure video remains on brand and message and delivery of completed videos to digital platforms. Video will be used in multiple ways, to include online, in social media marketing efforts, digital advertising, press outreach and more.

MARKETING AND COMMUNICATIONS STRATEGY ($4975)

Build it and they will come. That may be true in the movies, but not in real life. And the reality is, even after a brand identity is developed, you can't assume people will find it, much less connect with it. Consociate Media proposes to lead people to BIOLIFE3D and that starts with a plan.

The marketing and communications strategy will outline the mediums by which BIOLIFE3D will reach its targeted audience - key stakeholders, investors, partners, etc.

The strategy will help inform web site development, marketing materials developed, video production, social media marketing (which networks to be present on given the goals), PR and press outreach, content marketing (white papers and blogs for web), email marketing, investor pitches, etc.

Please note that the marketing and communications strategy is also a living document and not a "set it and forget it" endeavor. As we move into the execution phase of this effort, the results from different efforts will inform and update the strategy in real time.

Deliverables in this category include the following:

- Marketing plan (an executable document / matrix, this is an ongoing effort and living document and will also include the advertising plan for digital outreach as outlined by the digital marketing firm, that is the SEM and social media and email newsletter efforts)
- Press outreach database and plan (see further details about public relations under separate heading)
- Investor outreach plan, which include a plan to identify and target potential investors
- Social media plans (which platforms to build out and why)
- Marketing materials plan (what to develop and why and for what use)
- Search Engine Optimization keyword research (which helps inform editorial calendar and copywriting for web site, this is an ongoing effort as outlined in the execution phase)
- Editorial plan for content marketing (white papers and blogs, this is also an ongoing effort as outlined in the execution phase)
- Newsletter plan (email, this is also an ongoing effort and will include communication with investors as they come on board, building an investor interest list, communication with key audiences and more. This plan includes aligning closely with the email database efforts proposed by the digital marketing firm.)
- Key performance indicators for each medium (this is the heavy analytics portion of the efforts. We must measure and adjust every step of the way)
- A/B Testing plan before investment launch and throughout execution
- Development of key performance indicators (analytics) and weekly reporting structure (during the course of the effort, Consociate Media will deliver at least weekly reports. This will allow the team to be nimble and responsive to results, capitalizing on what is working well and shifting when something does not net anticipated results.)

CLIENT INITIALS: SM

PUBLIC RELATIONS STRATEGY & EXECUTION ($4050)

Public relations and media outreach will be a large element of the BIOLIFE3D brand enhancement and crowdfunding strategy. Efforts will include the following (and please note, this strategy, like the others, is a living document with the execution phase informing and updating it in real time):

- Press outreach database build and execution plan. This will include research on the target outlets to reach out to to pitch BIOLIFE3D and will be categorized. For example, the outreach will include reaching out to medical reporters and producers as well as business beats. It will also include trade publications and professional publications. It will include TV and print, radio and online. It will also include those outlets that primarily cover crowdfunding issues.
- Development of media center on web site (detailed in web section of proposal, also will be constantly updated during execution phase)
- Development of press materials (detailed in graphic design section of proposal, which includes pitch deck, one pager, etc, also will be constantly updated during execution phase)
- Development of editorial calendar for owned media platforms (blog). This is important because blog posts and ongoing content on the web site helps with search engine optimization, content needed to share with social media audience and newsletter subscribers, as well as media. The blog should be considered a major press opportunity as well because media members do use online searches and trending topics on social media to connect with story ideas and thought leaders. The blog will be built (as outlined in the web section of this proposal) to reach multiple target audiences. There will be one blog, but organized by categories and tags to help segment content that is directed to, as an example, medical professionals, general investment public, media outlets, etc.
- Development of media event strategy and manage execution of four events. That is, when and where will we invite the media or the community

CLIENT INITIALS: SM

to an online webinar, in person event, speaking event, etc. & then how will we execute maximizing the public relations. This will include researching speaking events for the key leadership members in both the crowdfunding and medical space. Of note, some speaking engagements may require additional funding, but that will be addressed following research.

- Development of crisis communications plan, which will include Consociate Media monitoring the reputation and public mentions of BIOLIFE3D in real time. The crisis communications plan will outline who is responsible for what during the event of a communications need in the negative space. Consociate Media will manage any crisis communications effort that arises during execution phase.

- Media training for key leadership. This is a half day session with the key leadership to train them on how to deal with the media, practice asking questions, practice utilizing core messaging, etc. It will include videotaping and playing back media training to them to help garner additional confidence. Consociate Media will play both friendly and adversarial media in this training to ensure the leadership is prepared and has practiced key messaging in all settings.

- Weekly report highlighting news and headlines related to crowdfunding and BIOLIFE3D (details under execution).

- Ongoing reputation management. As noted above, Consociate Media will send weekly reports of headlines and stories related to and including BIOLIFE3D. Any negative press will be dealt with on a case by case basis. Consociate Media, of note, will be monitoring all mentions of BIOLIFE3D in real time and will notify all BIOLIFE3D leadership members in the event of negative mentions of the company. This will all be outlined in the crisis communications plan.

WEB SITE DESIGN AND DEVELOPMENT ($13,595)

The work BIOLIFE3D aims to deliver, the change it hopes to bring into the world, requires its message and visual identity to be easily accessed and

CLIENT INITIALS: SM

understood. Consociate Media will tackle the online experience for BIOLIFE3D by first designing a user experience for the web that highlights the impact BIOLIFE3D aims to make, connects BIOLIFE3D to its audience of today and of tomorrow, knowing that future investment opportunities will unfold (Reg A+).

Web site development proposal includes custom web site design (up to 12 pages, including the landing page that will connect to the crowdfunding portal), on page and foundational SEO, copywriting for each page, biographies for all team members, 2 white papers, 5 blog posts, plug-ins for social media and email marketing.

Of note, there will be one blog feature on this web site that will be organized by categories and tags so as to have a way to communicate specific messages to target audiences. For example, if during the web development and outline of the web site, we identify a need to have a page dedicated to health care professionals, one category of the blog will include MEDICAL PROFESSIONALS so we can sort and display blog posts related to that audience directly on that page.

The web site, because of the large amount of press outreach anticipated, will include a media center that will house media 1-pager, downloadable photos, bios of leadership, details about technology, video (available for download) and contact information (and details about how to set up an interview with leadership).

Web site design and development also includes the foundational elements needed for search engine optimization (an ongoing effort included in the execution phase), working with the specialist on our team to ensure pages are named properly for communications and search visibility, meta data installed, keyword research implemented, etc.

Web site design and development includes coordinating visual elements from photo and video teams, all copywriting required for launch, hosting as needed, and graphic design.

CLIENT INITIALS: SM

Because there is a need to get a BIOLIFE3D landing page live as soon as possible, Consociate Media will also launch a one-page landing page of the web site to give BIOLIFE3D a small digital presence while the full web site is in production. This page will come as soon as visual identity pieces are developed (logo and imagery, as well as boilerplate information). It will include links to social media accounts and a way to sign up for the email database.

SOCIAL MEDIA STRATEGY ($2225)

BIOLIFE3D is innovative. But innovation comes largely with the downside of being unknown. Social media remains a key way to raise awareness of a brand's presence, impact, value. It's also one of the top ways to convert the community to ambassadors - or in this case, investors. Consociate Media proposes to develop the social media strategy for BIOLIFE3D. This element is directly tied to the marketing strategy above, but takes it to a more detailed level just for social. You see, people on social media communicate in contextual ways. That is, the way you communicate on Facebook is not the same way you communicate on LinkedIn or Twitter. This strategy will outline how BIOLIFE3D can connect to users all across the social platforms. It will include base package of graphics and copy to launch social media, along with editorial calendar developed solely for social media. Consociate Media will also identify and target social media influencers (execution phase details how influencers will be reached and targeted). Consociate Media will also build the initial accounts for Facebook, Twitter, LinkedIn, YouTube and Instagram. In the execution phase, Consociate Media will be developing the creative for the paid social media ad campaign as well as the creative for the organic postings on the social accounts themselves.

MARKETING COLLATERAL ($5250)

Until we dig into WHO BIOLIFE3D is and aims to be, we can not effectively recommend what the full suite of marketing materials will be. However, there are some basics, some foundational pieces, that will be required. This proposal outlines those foundational pieces.

- 4-page informational pamphlet explaining BIOLIFE3D

CLIENT INITIALS: SM

- 1-page quick read postcard highlighting BIOLIFE3D
- Investor materials (up to 10 page presentation/pitch deck, digital, designed to print as needed)
- Development of press packet (digital, which would also be available for printing). Press packet would include, but not be limited to, a 1-pager for reporters and producers looking to cover BIOLIFE3D, pitch deck, video download, imagery, details about investment, etc. It will be housed on the MEDIA CENTER of the web site and also, as mentioned, available for printing.
- Development of digital advertising creative elements needed for social, search and other paid media.

EXECUTION ($11,850 per month of execution)

While up to this point this proposal has outlined strategies to be developed, please note that these strategies are not just narrative ideas of how to implement the marketing efforts for BIOLIFE3D. These are roadmaps and executable documents. True lists of what to do and when to reach the desired goal. They are also nimble and can be edited in flight to get the best results. BIOLIFE3D could take these strategies and know exactly what to do and when to execute.

However, Consociate Media would welcome the opportunity to execute on the plans for BIOLIFE3D. The following outline includes rough estimates for the monthly execution of BIOLIFE3D's marketing efforts. An exact proposal would follow the completion of the strategies.

- Email Marketing Software. As the BIOLIFE3D's email database grows, it will need to pay for an email marketing platform. This price will grow as the list grows. For budgeting purposes, plan on $500-$700 per month. This is for the use of software like MailChimp. This price will start off as 0 and grow as people sign up to learn more. The content and newsletters shared in the email marketing efforts will have been outlined in the strategy phase and will target multiple audiences and include, among others, reaching new

CLIENT INITIALS: GM

investors, growing the database of interested investors and communications with active investors. This effort would align with the email marketing efforts engaged in with the digital marketing agency (paid access to databases). This effort would also include developing the creative to go with the active email newsletter efforts (content, templates, etc).

- Press Outreach. $3500 per month. This would cover weekly touch points with media, press release writing (minimum 1 per week) and national wire distribution. This rate would cover 25 hours per month plus the cost of wire distribution. Any hours above the retainer rate would be bill at $125 per hour. There would be no hours executed above the retainer rate without client approval.

- Weekly reporting, to include analysis of how marketing efforts are working and fundraising is growing.

- Real-time monitoring of other successful crowdfunding campaigns. Lessons from other campaigns will be built not only into the initial strategy, but also presented during the active campaign to ensure all best practices are put in place immediately.

- Content Marketing. $2000 per month. This would cover the cost of a minimum one blog post per week, posting onto web site and sharing in public relations and social media channels.

- Social Media Marketing. This is the organic, on page social media marketing efforts, not the paid efforts. This includes engaging with people in LinkedIn groups, connecting on Twitter, starting and having conversations with interested parties, reaching out to thought leaders to re-Tweet news and share with their readers, and all organic posting on social media channels. It would include photos and graphics developed strictly for social media purposes. $3250 per month for Facebook, Twitter, LinkedIn and Instagram. At this point, suspect these would be key platforms. Would also recommend using You Tube heavily and engaging a videography team to support. It will also include ongoing work to connect

CLIENT INITIALS: SM

with social media influencers that align with the marketing plan to ensure message is spread far and wide to potential investors and to enhance brand value. This also includes daily management of the platforms, monitoring when posts occur from others and managing the reputation of BIOLIFE3D. It also includes coordinating closely with the team hired to do the paid social media campaign.

- Web Maintenance and Updates. With ongoing retainer support for the above items, Consociate Media would include ongoing, real-time web maintenance procedures as part of our efforts. Budgeting $250 for web maintenance (security updates to plug ins, review of user experience and updates to reflect enhancements, etc) is recommended. Web maintenance also includes ongoing review of other web sites to ensure all best practices are continually being added to the site and are exceeding the efforts of competitors.

- Ongoing Search Engine Optimization. For each blog post, press release and other content added to the web site, optimization will be complete. Budget $1000 per month for these efforts. These efforts include ongoing keyword research and layering in any analytics and lessons learned in real time. That is, as we uncover new keywords and positive results from efforts, this will inform the SEO.

- Webinar Sessions. Should BIOLIFE3D choose to host investor webinars, this effort will require utilizing software to make that happen - like GoToMeeting, etc. Small membership fee and marketing graphics to support events would be suggested. Monthly budget anticipates one webinar per month during execution phase. Of note, webinars scheduled would also receive the support of press releases, email marketing and social media listed above. This is part of the integrated plan. This effort includes scripting and content of webinar efforts.

TIMELINE

This timeline assumes April 1, 2017 start date. BIOLIFE3D will be billed monthly beginning April 1, 2017 at the amounts outlined below. In exchange

CLIENT INITIALS: SM

for the first $13,000 of this project, BIOLIFE3D will provide $25,000 worth of BIOLIFE3D stock.

APRIL 2017 ($8750) - $25,000 Stock issuance, $0.00 Cash Invoice

- Brand Strategy
- Visual Identity
- Photography and Videography

MAY 2017 ($14375) - $10,125 Cash Invoice (balance of $13,000 contract value of initial stock payment).

- Marketing and Communications Strategy
- Public Relations Strategy
- Social Media Strategy
- Web Site Phase 1 (wire frame, begin content development, research, mock ups)
- Marketing Collateral
- Launch of one-page landing page for BIOLIFE3D so the company has a presence online while full web site is in production

JUNE 2017 ($15720)

- Web Site. Web Site. Web Site! Big lift this month to complete copy, content, outline, coding and launch. By this point we anticipate photography, videography and strategy development is complete.

JULY 2017 ($11850)

- Execution

AUGUST 2017 ($11850)

- Execution

CLIENT INITIALS: GM

SEPTEMBER ($11850)

- Execution

OCTOBER 2017 ($11850)

- Execution

NOVEMBER 2017 ($11850)

- Execution

DECEMBER 2017 ($11850)

- Execution

JANUARY 2018 ($11850)

- Execution

CLIENT INITIALS: SM